Mail Stop 4561

June 21, 2006

Mr. Michael J. Perdue
President and Chief Executive Officer
Community Bancorp, Inc.
900 Canterbury Place, Suite 300
Escondido, CA 92025

Re: Community Bancorp, Inc.
Form 10-K for Fiscal Year Ended December 31, 2005
Filed March 15, 2006
File Number: 000-26505

Dear Mr. Perdue:

    We have completed our limited review of your Form 10-K and have no further comments at this time.

                                        Sincerely,

                                        John P. Nolan
                                        Accounting Branch Chief